September 5, 2019

David L. Gitlin
Chief Executive Officer
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418

       Re: Carrier Global Corporation
           Draft Registration Statement on Form 10-12B
           Submitted August 9, 2019
           CIK No. 0001783180

Dear Mr. Gitlin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement

Management's Discussion and Analysis and Results of Operations, page 76

1. Please describe, and quantify to the extent possible, any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Also, address the extent to which past results are indicative of future performance in light of the separation. We note your disclosure regarding "dis-synergies" and, on page 84, the statement that your capital structure and sources of liquidity will change significantly as a stand-alone company. Refer to Item
       303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350. David L. Gitlin
FirstName LastNameDavid L. Gitlin
Carrier Global Corporation
Comapany 5, 2019
September NameCarrier Global Corporation
Page 2
September 5, 2019 Page 2
FirstName LastName
Description of Carrier Capital Stock
Charter and Bylaw Provisions, page 118

2. We note your disclosure regarding your exclusive forum provision. Please revise to clarify whether your exclusive forum provision selects the federal court for the District of
         Delaware only if the Court of Chancery of the State of Delaware dismisses the action for lack of subject matter jurisdiction. We note related disclosure in the Risk Factors section, but such information is not included in your description of your exclusive forum provision under "Charter and Bylaw Provisions" on page 119.

         In addition, please state whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to claims under the Securities
         Act, also revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to claims under the federal securities laws, confirm that you will state this in the governing documents or, alternatively, tell us how you will inform investors in future filings that the provision does not apply to actions arising under the federal securities laws.
       You may contact Amy Geddes, Staff Accountant at (202) 551-3304 or Doug Jones, Staff
Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Transportation and Leisure
cc:      Edward J. Lee, Esq.